FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period ending December 31, 2002

CHAI-NA-TA CORP.

5965 205A STREET, LANGLEY, BRITISH COLUMBIA, CANADA V3A 8C4

(Address of principal executive offices)

Attachments:

1.

CHAI-NA-TA CORP. REPORTS 2002 YEAR-END RESULTS

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No     X __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CHAI-NA-TA CORP.

(Registrant)

Date: March 14, 2003

By:

“Wilman Wong”

 Name

Its:

Chief Financial Officer/Corporate Secretary

(Title)

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp. Reports 2002 Year-end Results

LANGLEY, BRITISH COLUMBIA - March 14, 2003 - Chai-Na-Ta Corp. (TSX: "CC"; OTCBB: "CCCFF") today reported its financial results for the year ended December 31, 2002.

Revenue rose 15% to $16.0 million in 2002 from $13.9 million in the prior year. Net earnings rose sharply to $0.3 million ($0.02 per basic share) in 2002 from a net loss of $2.2 million ($0.15 per basic share) in 2001.

Selling, general and administrative expenses totaled $1.7 million in 2002, or 11% of sales, a substantial improvement over the prior year’s figure of $2.9 million, or 21% of sales. The Company’s results for 2001 include inventory write-downs of $1.6 million.

Gross margin decreased from 16% of sales in 2001 to 10% in 2002, as the 2001 harvest in British Columbia was hard hit by rust. Rust is mainly an aesthetic problem that influences prices.

Farming operations produced 956,996 pounds of root in 2002, a 2% decrease from the prior year’s harvest of 975,577 pounds. The Company harvested 359 acres averaging 2,666 pounds, down from the 2001 harvest of 346 acres and an average yield of 2,816 pounds.

“This decline was due to a lower yield from the spring harvest in British Columbia and an unprecedented series of frosts in mid-May that affected the entire industry in Ontario,” said William Zen, Chairman and Chief Executive Officer. “Nevertheless, 2002 was a good year for Chai-Na-Ta, as we exceeded our forecast by returning the Company to profitability ahead of schedule, while making great strides in reducing overhead expenses and debt, and increasing operating efficiency.”

Chai-Na-Ta’s realized average selling price in 2002 softened to about $13 per pound from about $14 in the prior year. Prices were highest for 2002 in the fourth quarter – averaging approximately $17 a pound – based on the sale of a portion of the fall crop.

“The fourth quarter was the key to our much improved financial performance in 2002. We expect to sell most of our remaining 2002 harvest root this year, along with some of our 2003 crop, and we believe that our average selling price will at least match the level of the 2002 fourth quarter,” Mr. Zen said.

“North American ginseng root prices should strengthen as supply falls, based on decreased plantings by fewer growers, as well as the industry-wide frost damage in May, which will impact the market over the next several years,” Mr. Zen continued. “We expect that Chai-Na-Ta’s net earnings will rise in 2003 and that the Company will be profitable on an operating earnings basis.”

Interest and financing charges fell about 94% in 2002 from the prior year’s level, as bank borrowings declined due to cash flow improvement.

The cash surplus from operations was $5.8 million at year-end 2002 compared to a surplus of $3.0 million in 2001. Chai-Na-Ta’s working capital position at December 31, 2002 was a surplus of $12.1 million compared to a surplus of $10.0 million a year ago.

2002 fourth quarter

Revenue nearly doubled to $3.3 million in the 2002 fourth quarter from $1.7 million in the quarter ended December 31, 2001. Net earnings increased to $0.7 million ($0.05 per basic share) in the 2002 fourth quarter from a net loss of $1.8 million ($0.13 per basic share) in the prior year period. A $1.6 million inventory write-down was recorded in the 2001 fourth quarter.

Gross margin rose to 32% of sales in the fourth quarter of 2002 from 4% in the 2001 period.

Selling, general and administrative expenses declined to $0.4 million (13% of revenue) in the 2002 fourth quarter from $0.6 million (34% of revenue) in the fourth quarter of 2001.

Chai-Na-Ta Corp., based in Langley, British Columbia, is the world's largest supplier of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed material for the manufacture of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company's expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company's ongoing research programs, general business conditions, and other risks as outlined in the Company's periodic filings, Annual Report, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.

Wilman Wong

Chief Financial Officer/Corporate Secretary

(604) 533-8883 or Toll Free: 1-800-406-7668

(604) 533-8891  (FAX)

E-mail: info@chainata.com

Website: www.chainata.com

CHAI-NA-TA CORP.

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Three Months Ended		Three Months Ended
	December 31	December31	December 31	December 31
	2002	2001	2002	2001
	Canadian $000		*US $000 Equivalents
Fourth Quarter Summary
Revenue	$ 3,328	$ 1,661	$ 2,119	1,072
Earnings (Loss) before taxes	623	(1,845)	397	(1,191)
Net Earnings (Loss) for the period	684	(1,845)	436	(1,191)
Earnings (Loss) per share
- basic	0.05	(0.13)	0.03	(0.08)
- fully diluted	0.02	(0.13)	0.01	(0.08)
Weighted average shares outstanding
- basic	14,264,508	14,264,508	14,264,508	14,264,508
- fully diluted	34,663,657	14,264,508	34,663,657	14,264,508

	Year Ended		Year Ended
	December 31	December 31	December 31	December 31
	2002	2001	2002	2001
	Canadian $000		*US $000 Equivalents
Annual Summary
Revenue	$ 16,017	$ 13, 886	$ 10,199	$ 8,965
Earnings (Loss) before taxes	2	(2,157)	1	(1,393)
Net Earnings (Loss) for the period	334	(2,157)	213	(1,393)
Earnings (Loss) per share
- basic	0.02	(0.15)	0.01	(0.10)
- fully diluted	0.01	(0.15)	0.01	(0.10)
Weighted average shares outstanding
- basic	14,264,508	14,264,508	14,264,508	14,264,508
- fully diluted	34,663,657	14,264,508	34,663,657	14,264,508

*US $ Equivalents - for the period ended December 31, 2002 conversion rate used is 1.5704 (0.6368)

    - for the period ended December 31, 2001 conversion rate used is 1.5489 (0.6456